The Cookie Department, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-60,714.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-9,169.23
Inventory Asset	174.25
Inventory Asset:Finished Product On Hand	5,212.70
Inventory Asset:Packaging Inventory	5,526.78
Accumulated Depreciation	2,194.88
Accounts Payable	-15,015.16
American Express -73000	-740.50
Best Buy Credit Card 8827	17.98
Capital One Credit Card	716.00
Chase Credit Card 2850	422.93
US Bank Credit Card 5090	5,530.47
Wells Fargo Business Card 4862	-672.04
Fundbox Invoice Advances	7,444.50
Loan Payable - Bob Grossman	-2,400.00
Payroll Liabilities	-35.34
Payroll Liabilities:State	-314.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,106.05**
Net cash provided by operating activities	**$ -61,820.28**
INVESTING ACTIVITIES	
Computers & Equipment	-19.98
Loan to Shareholder - AR	-704.00
Net cash provided by investing activities	**$ -723.98**
FINANCING ACTIVITIES	
Convertible Note:Convertible Note - Andrea Kirschner	900.00
Convertible Note:Convertible Note - Barry Labov	3,060.00
Convertible Note:Convertible Note - Charles Lawrence	600.00
Convertible Note:Convertible Note - Danielle Woods	600.00
Convertible Note:Convertible Note - David Ramone	6,000.00
Convertible Note:Convertible Note - Noah Alper	600.00
Convertible Note:Convertible Note - Renae Scott	300.00
Convertible Note:Convertible Note - Wilson Tsai	600.00
Convertible Note:Convertible Note Wefunder	29,786.48
Irene Unterberger Website Development Loan	-3,000.05
Micro Loan - OBDC	-10,330.80
Adjustment to Shareholder Equity	-22,804.35
Retained Earnings	-3,141.58
Net cash provided by financing activities	**$3,169.70**
NET CASH INCREASE FOR PERIOD	**$ -59,374.56**
Cash at beginning of period	74,799.19

The Cookie Department, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
CASH AT END OF PERIOD	**$15,424.63**